GSV ADVISORS, LLC
FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION PURSUANT TO 17a-5(d)
OF THE SECURITIES AND EXCHANGE COMMISSION AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
JUNE 30, 2017

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

142 LOWELL ROAD, UNIT 17 #219   HUDSON, NH 03051   TEL. (603) 889-4243
                                                                 FAX (603) 369-6019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of GSV Advisors, LLC

We have audited the accompanying financial statements of GSV Advisors, LLC (a Illinois limited liability company), which comprise the statement of financial condition as of June 30, 2017, and the related statements of income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. GSV Advisors, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of GSV Advisors, LLC as of June 30, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I has been subjected to audit procedures performed in conjunction with the audit of GSV Advisors, LLC's financial statements. The supplemental information is the responsibility of GSV Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Brace & Associates, PLLC

Brace & Associates, PLLC
Hudson, NH
August 24, 2017

GSV ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2017

ASSETS

Cash	$	131,612
Receivables from noncustomers		23,411
Receivables from affiliates		30,409
Prepaid expenses		12,151
Security deposit		34,182
Furniture, equipment, and leasehold improvements at cost		
less accumulated depreciation ($87,811)		115,198
Total Assets	$	346,963

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	73,825
Commitments and contingencies		-
Total Liabilities		73,825
Member's equity		273,138
Total liabilities and member's equity	$	346,963

The accompanying notes are an integral part of these financial statements.2

GSV ADVISORS, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED JUNE 30, 2017

Revenues:

Advisory fees	$	185,000
		185,000

Expenses:

Employee compensation and benefits	234,167
Occupancy expenses	132,974
Technology expenses	54,155
Professional fees	47,181
Travel expenses	32,835
Regulatory fees	18,125
Communication expenses	12,377
Other operating expenses	26,140
	557,954

Net (loss)	$	(372,954)

The accompanying notes are an integral part of these financial statements.3

GSV ADVISORS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED JUNE 30, 2017

Balance, June 30, 2016	$	746,140
Net (loss)		(372,954)
Member's distributions		(100,048)
Balance, June 30, 2017	$	273,138

The accompanying notes are an integral part of these financial statements.4

GSV ADVISORS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2017

Cash flows from operating activities:	
Net (loss)	$ (372,954)
Adjustments to reconcile net loss to	
net cash used in operating activities:	
Changes in operating assets and liabilities:	
Depreciation	23,870
Decrease in receivables from noncustomers	22,176
Decrease in receivables from affiliates	299,923
Decrease in prepaid expenses	10,202
Increase in accounts payable and accrued expenses	19,951
Total adjustments	376,122
Net cash provided by operating activities	3,168
Cash flows from investing activities:	
Furniture & equipment	(4,298)
Computer equipment	(4,604)
Net cash used in investing activities	(8,902)
Cash flows from financing activities:	
Member's distributions	(100,048)
Net cash used in financing activities	(100,048)
Net decrease in cash	(105,782)
Cash at beginning of the year	237,394
Cash at end of the year	$ 131,612

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

GSV Advisors, LLC (the "Company") was organized on December 30, 2008 as an Illinois limited liability company to conduct business as a registered broker-dealer under the Securities Exchange Act of 1934. The Company's office is in Chicago, IL and the primary focus of the company is on private placements and investment banking. As a limited liability company the member' liability is limited to their investment.

The Company is a member of Financial Industry Regulatory Authority ("FINRA"). Additionally, it is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Securities Investor Protection Corporation ("SIPC").

Recent Issued Accounting Pronouncements
The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in conformity with U.S generally accepted accounting principles ("GAAP") and the rules and regulations of the United States Securities and Exchange Commission (the "Commission"). It is management's opinion, that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statement presentation.

Cash and cash equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Accounting basis
The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

Income Taxes
The Company is a limited liability company, treated as a disregarded entity for Federal tax purposes, and thus, no federal income tax expense has been recorded in the financial statements. Taxable income and expenses of the Company are passed through to the member and reported on the member's individual tax return.

Pursuant to accounting guidance concerning provision for uncertain income tax provisions contained in Accounting Standards Codification ("ASC") 740-10, there are no uncertain income tax positions. The federal and state income tax returns are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets, and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fixed Assets

Acquisitions of furniture and equipment are recorded at cost. Improvements and replacements of furniture and equipment are capitalized. Maintenance and repairs that do not improve or extend the lives of furniture and equipment are charged to expense as incurred. When assets are sold or retired, their cost and related accumulated depreciation are removed from the accounts and any gain or loss is reported in the statements of income and retained earnings. Depreciation is provided over the estimated useful life of each class of depreciable assets and is computed using the straight-line method. Depreciation expense for the period ended June 30, 2017 was $23,870.

Compensated Absences

Employees of the Company are entitled to paid vacations, paid sick days, and personal days off, depending on the job classification, length of service, and other factors. The accrual cannot be reasonably estimated, and accordingly, no liability has been recorded in the financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

Fair Values of Financial Instruments

Financial Accounting Standards Board Accounting Standards Codification ("ASC") 825, "Financial Instruments," requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, prepaid expenses and accounts payable and accrued expenses, approximate fair value because of the short maturity of those instruments.

Concentrations of Credit Risk

The Company places its cash with a high credit quality financial institution. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

3. NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At June 30, 2017, the Company had net capital of $57,787, which was $52,787 in excess of the FINRA minimum net capital requirement of $5,000.

4. SIPC RECONCILIATION REQUIREMENT

Securities Exchange Act ("SEA") Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

5. COMMITMENTS AND CONTINGENCIES

On July 31, 2012 the Company signed a new lease for the office space and equipment effective as of June 1, 2013. The new lease also increased the amount of square footage the Company will have available, so the commitment for future minimum lease payments for the next four years changed as follows:

Year Ending June 30,	Amount
2018	108,864
2019	112,170
2020	105,639
Total	$326,673

Base rent expense for the office space for the period ending June 30, 2017 was $108,048.

LITIGATION

The Company may be involved in legal proceedings in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Currently, the Company is not involved in any legal proceedings which are not in the ordinary course of business.

6. RELATED PARTY TRANSACTIONS

The Company is under common control with GSV Events Media, LLC (the "Affiliate"). The managing director of the Company is also a managing director and owner of the Affiliate. The Company has an agreement with the Affiliate to provide and pay for specified administrative duties and other services for the Company and that the Affiliate will reimburse the Company for its share of the associated expenses. The agreement terminates upon the mutual consent of the parties or the termination of the existence of either party.

The Company has an Expense Sharing Agreement (the "Agreement") in place with affiliates GSV Acceleration, LLC ("Acceleration"), and GSV Summit, LLC ("Summit), for services that are shared and paid by the Company. The Affiliates reimburse the Company for these expenses, and they have been included in accounts payable and receivables from Affiliates on the accompanying statement of financial condition.

7. SUBSQUENT EVENTS

The Company evaluated events occurring between the end of its fiscal year, June 30, 2016, and August 24, 2017, when the financial statements were issued.

GSV ADVISORS, LLC
SUPPLEMENTARY SCHEDULE
JUNE 30, 2017

GSV ADVISORS, LLC

COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND BASIC NET CAPITAL REQUIREMENT PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2017

Aggregate Indebtedness			
Accounts payable and accrued expenses		$	73,825
Total Members' Equity		$	273,138
Adjustments to Net Capital			
Receivables from noncustomers	(23,411)		
Receivables from affiliates	(30,409)		
Prepaid expenses	(12,151)		
Security deposit	(34,182)		
Fixed Assets	(115,198)		
Total Adjustments to Net Capital			(215,351)
Net Capital, as defined		$	57,787
Computation of Basic Net Capital Requirement			
(a) Minimum net capital required (6 2/3 % of total aggregate indebtness)			4,922
(b) Minimum net capital required of broker dealer		$	5,000
Net Capital Requirement (Greater of (a) or (b))		$	5,000
Net Capital In Excess of Requirement		$	52,787
Net Capital less greater of 10% of A.I. or 120% of Net Capital Requirement		$	50,405
Ratio Of Aggregate Indebtedness To Net Capital			1.28 to 1
Reconciliation with the Company's computation of net capital:			
Net capital as reported in the Company's Part IIA (unaudited)			
Focus Report		$	57,787
Net audit adjustments			-
Net capital per above		$	57,787

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part IIA filing as of June 30, 2017.

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

142 LOWELL ROAD, UNIT 17 #219   HUDSON, NH 03051   TEL. (603) 889-4243
                                                                  FAX (603) 369-6019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of GSV Advisors, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) GSV Advisors, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which GSV Advisors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: ((2)(i) (the "exemption provisions") and (2) GSV Advisors, LLC stated that GSV Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. GSV Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GSV Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brace & Associates, PLLC

Brace & Associates, PLLC

Londonderry, NH

August 24, 2017



GSV ADVISORS, LLC

EXEMPTION REPORT PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2017

GSV Advisors, LLC operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3. The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that it does not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

The Company has met the identified exemption provisions throughout the year ended June 30, 2017 without exception.

Signature: Deborah H. Quazzo

Deborah Quazzo, Chief Executive Officer